Exhibit 21
SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Jurisdiction of Organization

CCK Holdings, LLC	Delaware
Country Music Television International, Inc.	Delaware
Gaylord Creative Group, Inc.	Delaware
Gaylord Hotels, Inc.	Delaware
Gaylord Mesa, LLC	Delaware
Gaylord Mesa Convention Center, LLC	Delaware
Gaylord National, LLC	Maryland
Gaylord Program Services, Inc.	Delaware
Grand Ole Opry, LLC	Delaware
OLH, G.P.	Tennessee
OLH Holdings, LLC	Delaware
Opryland Attractions, LLC	Delaware
Opryland Hospitality, LLC	Tennessee
Opryland Hotel Nashville, LLC	Delaware
Opryland Hotel—Florida Limited Partnership	Florida
Opryland Hotel—Texas Limited Partnership	Delaware
Opryland Hotel—Texas, LLC	Delaware
Opryland Productions, Inc.	Tennessee
Opryland Theatricals, Inc.	Delaware
Wildhorse Saloon Entertainment Ventures, Inc.	Tennessee